SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Fourth Quarter 2010 Results March 3, 2011 Page 1

AMBEV REPORTS 2010 FOURTH QUARTER RESULTS UNDER IFRS

São Paulo, March 3, 2011 – Companhia de Bebidas das Américas – Ambev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces today its results for the 2010 fourth quarter (Q4 2010). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly financial information for the three and twelve months period ended December 31, 2010 filed with the CVM and submitted to the SEC.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation.

Scope changes represent the impact of acquisitions and divestitures other than those eliminated from the base, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2009 (Q4 2009). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: Net sales grew 12.0% driven by volume growth as well as price increases across our regions, with Net Revenue/hl growing 9.0% in the period. Organic volume growth of 2.7% in the period was driven by a 3.6% volume growth in Brazil, 0.5% volume growth in HILA-Ex and 2.6% volume growth in Latin America South, which was partly offset by volume contraction of -5.3% in Canada.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS/hl increased by 5.3% mainly due to sugar hedges as well as packaging costs, which were partly offset in the quarter by gains in aluminum and barley hedges and productivity initiatives. SG&A (excl. depreciation & amortization) was in line with last year as a result of volume growth, inflation, higher logistic costs offset by lower bonus accrual and phasing of marketing and sales expenses.

EBITDA, Operating Cash generation and Profit: Our Normalized EBITDA reached R$3,822.0 million in Q4 2010, an organic growth of +19.5%, while margin expanded 310 bps in the period to 51.3%, while for the full year our Normalized EBITDA was R$11,707.0 million with a 13.5% organic growth and a 10bps margin expansion. Cash generated from operations in Q4 was R$4,013.7 million bringing full year to R$11,556.4 million, an increase of 9.9% as compared to same 2009 period. Our full year Normalized Profit was R$7,712.2 million (+33.2%), while our Normalized Earnings per share (EPS) grew 32.3%.

Payout and Financial discipline: We paid approximately R$4 billion in dividends and Interest on Own Capital in the quarter, totaling R$5 billion in the year. On February 28th we announced an additional R$1.8 billion dividend payment to be implemented as of March 22nd.

Financial Highlights - AmBev Consolidated			% As	%			% As	%
R$ million	4Q09	4Q10	Reported	Organic	YTD 09	YTD 10	Reported	Organic
Total volumes	47,032.6	48,038.7	2.1%	2.7%	154,722.3	165,142.5	6.7%	6.7%
Beer	33,655.0	34,426.6	2.3%	3.0%	110,686.5	119,158.6	7.7%	7.9%
CSD and NANC	13,377.6	13,612.1	1.8%	2.0%	44,035.8	45,984.0	4.4%	3.8%

Net sales	6,778.6	7,455.3	10.0%	12.0%	23,194.0	25,233.3	8.8%	13.2%
Gross profit	4,527.0	5,002.9	10.5%	13.8%	15,462.1	16,784.3	8.6%	12.7%
Gross margin	66.8%	67.1%	30 bps	110 bps	66.7%	66.5%	-10 bps	-30 bps
EBITDA	3,017.8	3,755.1	24.4%	17.4%	10,557.7	11,590.1	9.8%	10.2%
EBITDA margin	44.5%	50.4%	580 bps	220 bps	45.5%	45.9%	40 bps	-120 bps
Normalized EBITDA	3,021.3	3,822.0	26.5%	19.5%	10,361.1	11,707.0	13.0%	13.5%
Normalized EBITDA margin	44.6%	51.3%	670 bps	310 bps	44.7%	46.4%	170 bps	10 bps
Profit - AmBev holders	1,790.9	2,585.8	44.4%		5,986.0	7,561.4	26.3%
Normalized Profit - AmBev holders	1,794.4	2,652.3	47.8%		5,789.5	7,712.2	33.2%
No. of share outstanding (millions)	3,082.2	3,103.2			3,082.2	3,103.2
EPS (R$/shares)	0.58	0.83	43.4%		1.94	2.44	25.5%
Normalized EPS	0.58	0.85	46.8%		1.88	2.49	32.3%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Fourth Quarter 2010 Results March 3, 2011 Page 2

SUMMARY

During the fourth quarter our normalized consolidated EBITDA totaled R$3,822.0 million, a 19.5% organic increase, while our full year EBITDA reached R$11,707.0 million, representing an organic increase of 13.5% versus the same period of 2009. Consolidated volumes increased by 2.7% in Q4 2010 and by 6.7% full year, mainly due to strong volume growth in Brazil.

In Brazil, the strong industry growth from previous quarters has decelerated mainly due to a tougher comparison against Q4 2009 and price increases, with our beer volume increasing 3.4% in the quarter. Also CSD & Nanc industry growth was lower than previous quarters resulting in a volume growth of 4% for our business.

Our Normalized EBITDA in Brazil increased by 18.5% in the quarter driven by strong revenue growth with margins expanding 220 bps as a result of higher prices, lower logistics costs growth and lower bonus accrual to achieve 16.2% EBITDA growth for Brazil in 2010.

“We are pleased with our results in Brazil this quarter. We were able to keep investing behind our brands and innovations while improving our operational leverage and delivering margin expansion”, says João Castro Neves, Chief Executive Officer (CEO) for Ambev.

HILA-ex reported a volume increase of 0.5% and a positive EBITDA of R$12 million in the quarter. João Castro Neves comments: “HILA-ex delivered positive EBITDA in the quarter as we benefited from the higher volumes in this part of the year and due to the fact that Venezuela performance was already excluded from our results in Q4 as a consequence of the transaction implemented last October. As 2011 starts, we remain committed to our strategy in the region and confident with the plans to deliver our long term goals”.

Latin America South contributed with Normalized EBITDA of R$607.7 million in the period reflecting higher volumes in the beer business as a result of industry growth and market share gains throughout the region, partially offset  by poor soft-drinks industry volumes. “We reached a 21.7% EBITDA growth in the quarter based on a solid performance of our beer business as a result of a better market performance and market share gains. We have been very effective at supporting our mainstream brands and premium while focusing on maximizing our revenues”, says Bernardo Paiva, CEO for Latin America South.

In Canada, Labatt delivered Normalized EBITDA of R$375.4 million in the quarter, registering an organic increase of 15.8% and an 830 bps margin increase. “Our cost discipline enabled positive EBITDA growth in 2010 despite declining beer industry volume and a highly competitive price environment. At the same time, we have delivered a very stable market share performance over the past three quarters, and remain committed to balance both share and profitability growth in our Canadian operation”, says Bary Benun, Labatt’s President.

Cash generated from operations in Q4 was R$4,013.7 million bringing full year to R$11,556.4 million, an increase of 9.9% as compared to same 2009 period. “Our cash generation was helped by our operational performance as well as our working capital disciplined management, which enabled the company to implement its all time high capex plan (R$2.3billion) and at the same time increase by 41% dividends and interest on own capital payments, which added up to R$5.0 billion in 2010”, says Nelson Jamel, Ambev’s CFO.

“We saw this quarter again further improvements in all of our operations and closed the year in a positive note, which could only be achieved thanks to the quality of our brands, the diligent execution of our plans and the outstading performance of our people”, says João Castro Neves, Chief Executive Officer (CEO) for Ambev.

Looking into 2011, we remain committed to develop top line growth through innovations and to improve productivity to fund our cost-connect-win strategy. The year started with a softer industry in Brazil impacted by heavy rains and our 2010 year end price increases, which should translate into a volume growth deceleration, particularly in Q1.

COGS per hl is expected to grow in line with inflation, taking into account our FX hedge rate for 2011 of 1.72 BRL/USD compared to the 1.92 BRL/USD effective rate in 2010. Besides, we believe commodities price increases will be mitigated by our hedging strategy.

Finally, we will continue to pursue opportunities to improve our working capital and fund our capex plans. We remain confident on the industry growth perspectives despite some short term uncertainties and are ready to invest up to R$2.5 billion in Brazil in 2011 in order to address demand in the short and also medium term.

Fourth Quarter 2010 Results March 3, 2011 Page 3

Ambev Consolidated Income Statement

Consolidated Income Statement			Currency Translation	Organic Growth		% As	%
R$ million	4Q09	Scope			4Q10	Reported	Organic
Net Revenue	6,778.6	(134.0)	15.2	795.5	7,455.3	10.0%	12.0%
Cost of Goods Sold (COGS)	(2,251.6)	(11.7)	(10.2)	(179.0)	(2,452.4)	8.9%	8.3%
Gross Profit	4,527.0	(145.6)	5.0	616.5	5,002.9	10.5%	13.8%
Selling, General and Administrative (SG&A)	(2,030.3)	95.3	(7.7)	11.6	(1,931.1)	-4.9%	-0.6%
Other operating income	161.7	126.8	2.9	(38.1)	253.2	56.6%	-23.5%
Normalized Operating Income (normalized EBIT)	2,658.5	76.4	0.2	590.0	3,325.0	25.1%	21.9%
Special items above EBIT	(3.5)	0.6	1.0	(64.6)	(66.5)	nm	nm
Net Finance Results	(164.8)				(75.4)	-54.3%
Share of results of associates	0.2				0.2	-30.5%
Income Tax expense	(725.9)				(570.5)	-21.4%
Profit	1,764.4				2,612.8	48.1%
Attributable to AmBev holders	1,790.9				2,585.8	44.4%
Attributable to non-controlling interests	(26.5)				27.0	nm
Normalized Profit	1,767.9				2,679.3	51.6%
Attributable to AmBev holders	1,794.4				2,652.3	47.8%

Normalized EBITDA	3,021.3	212.0	(1.9)	590.6	3,822.0	26.5%	19.5%

Consolidated Income Statement			Currency Translation	Organic Growth		% As	%
R$ million	YTD09	Scope			YTD10	Reported	Organic
Net Revenue	23,194.0	(112.3)	(883.9)	3,035.5	25,233.3	8.8%	13.2%
Cost of Goods Sold (COGS)	(7,731.9)	(24.6)	391.8	(1,084.4)	(8,449.0)	9.3%	14.2%
Gross Profit	15,462.1	(136.9)	(492.1)	1,951.1	16,784.3	8.6%	12.7%
Selling, General and Administrative (SG&A)	(7,020.1)	90.9	289.7	(596.1)	(7,235.5)	3.1%	8.6%
Other operating income	539.3	126.7	2.4	(43.3)	624.9	15.9%	-8.0%
Normalized Operating Income (normalized EBIT)	8,981.3	80.7	(200.0)	1,311.7	10,173.7	13.3%	14.6%
Special items above EBIT	196.6	0.6	4.0	(352.0)	(150.8)	nm	nm
Net Finance Results	(982.1)				(319.4)	-67.5%
Share of results of associates	0.7				0.2	-72.9%
Income Tax expense	(2,208.1)				(2,084.4)	-5.6%
Profit	5,988.3				7,619.2	27.2%
Attributable to AmBev holders	5,986.0				7,561.4	26.3%
Attributable to non-controlling interests	2.3				57.9	nm
Normalized Profit	5,791.7				7,770.1	34.2%
Attributable to AmBev holders	5,789.5				7,712.2	33.2%

Normalized EBITDA	10,361.1	216.6	(268.0)	1,397.3	11,707.0	13.0%	13.5%

Fourth Quarter 2010 Results March 3, 2011 Page 4
AMBEV – CONSOLIDATED RESULTS

AMBEV - CONSOLIDATED RESULTS

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Fourth Quarter 2010 Results March 3, 2011 Page 5

Ambev Consolidated

The following table sets forth the consolidated results of Ambev for Q4 2010 and full year 2010.

Ambev delivered Normalized EBITDA of R$3,822.0 million in the quarter as a result of double-digit top line growth and EBITDA margin expansion of 310 bps driven by price increases mainly in Brazil and LAS Beer and also helped by COGS and SG&A reduction in Canada.

Our full year Normalized EBITDA totaled R$11,707.0 million representing a growth of 13.5% and a margin expansion of 10 bps.

AmBev Results			Currency Translation	Organic Growth		% As	%
R$ million	4Q09	Scope			4Q10	Reported	Organic
Volume ('000 hl)	47,032.6	(269.3)	-	1,275.5	48,038.7	2.1%	2.7%
Net Revenue	6,778.6	(134.0)	15.2	795.5	7,455.3	10.0%	12.0%
Net Revenue/hl	144.1	(2.0)	0.3	12.8	155.2	7.7%	9.0%
COGS	(2,251.6)	(11.7)	(10.2)	(179.0)	(2,452.4)	8.9%	8.3%
COGS/hl	(47.9)	(0.5)	(0.2)	(2.4)	(51.1)	6.6%	5.3%
Gross Profit	4,527.0	(145.6)	5.0	616.5	5,002.9	10.5%	13.8%
Gross Margin	66.8%				67.1%	30 bps	110 bps
SG&A excl. deprec.&amort.	(1,870.3)	134.1	(7.4)	(0.1)	(1,743.7)	-6.8%	0.0%
SG&A deprec.&amort.	(160.0)	(38.8)	(0.3)	11.7	(187.4)	17.1%	-7.9%
SG&A Total	(2,030.3)	95.3	(7.7)	11.6	(1,931.1)	-4.9%	-0.6%
Other operating income	161.7	126.8	2.9	(38.1)	253.2	56.6%	-23.5%
Normalized EBIT	2,658.5	76.4	0.2	590.0	3,325.0	25.1%	21.9%
Normalized EBIT Margin	39.2%				44.6%	540 bps	360 bps
Normalized EBITDA	3,021.3	212.0	(1.9)	590.6	3,822.0	26.5%	19.5%
Normalized EBITDA Margin	44.6%				51.3%	670 bps	310 bps

AmBev Results			Currency Translation	Organic Growth		% As	%
R$ million	YTD09	Scope			YTD10	Reported	Organic
Volume ('000 hl)	154,722.3	36.4	-	10,383.8	165,142.5	6.7%	6.7%
Net Revenue	23,194.0	(112.3)	(883.9)	3,035.5	25,233.3	8.8%	13.2%
Net Revenue/hl	149.9	(0.8)	(5.4)	9.0	152.8	1.9%	6.0%
COGS	(7,731.9)	(24.6)	391.8	(1,084.4)	(8,449.0)	9.3%	14.2%
COGS/hl	(50.0)	(0.1)	2.4	(3.4)	(51.2)	2.4%	6.9%
Gross Profit	15,462.1	(136.9)	(492.1)	1,951.1	16,784.3	8.6%	12.7%
Gross Margin	66.7%				66.5%	-10 bps	-30 bps
SG&A excl. deprec.&amort.	(6,403.9)	129.9	263.0	(595.7)	(6,606.6)	3.2%	9.4%
SG&A deprec.&amort.	(616.2)	(38.9)	26.7	(0.4)	(628.8)	2.1%	0.1%
SG&A Total	(7,020.1)	90.9	289.7	(596.1)	(7,235.5)	3.1%	8.6%
Other operating income	539.3	126.7	2.4	(43.3)	624.9	15.9%	-8.0%
Normalized EBIT	8,981.3	80.7	(200.0)	1,311.7	10,173.7	13.3%	14.6%
Normalized EBIT Margin	38.7%				40.3%	160 bps	50 bps
Normalized EBITDA	10,361.1	216.6	(268.0)	1,397.3	11,707.0	13.0%	13.5%
Normalized EBITDA Margin	44.7%				46.4%	170 bps	10 bps

Fourth Quarter 2010 Results March 3, 2011 Page 6

Latin America North (LAN)

Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business as well as our businesses in the Hila-Ex countries.

LAN delivered Normalized EBITDA of R$2,838.8 million in the quarter representing an organic growth of 19.4% with margin growth of 260 bps. Our full year Normalized EBITDA totaled R$8,435.0 million representing a growth of 15.5% and a margin contraction of 60 bps.

LAN Results			Currency Translation	Organic Growth		% As	%
R$ million	4Q09	Scope			4Q10	Reported	Organic
Volume ('000 hl)	34,033.0	(269.3)	-	1,156.1	34,919.8	2.6%	3.4%
Net Revenue	4,897.4	(133.6)	9.4	627.5	5,400.7	10.3%	13.2%
Net Revenue/hl	143.9	(2.8)	0.3	13.3	154.7	7.5%	9.4%
COGS	(1,585.9)	(11.9)	(5.3)	(152.9)	(1,756.0)	10.7%	10.2%
COGS/hl	(46.6)	(0.7)	(0.2)	(2.8)	(50.3)	7.9%	6.3%
Gross Profit	3,311.5	(145.5)	4.1	474.6	3,644.7	10.1%	14.5%
Gross Margin	67.6%				67.5%	-10 bps	80 bps
SG&A excl. deprec.&amort.	(1,381.8)	134.1	(4.7)	(28.0)	(1,280.4)	-7.3%	2.1%
SG&A deprec.&amort.	(128.5)	(38.8)	(0.6)	2.7	(165.2)	28.6%	-2.3%
SG&A Total	(1,510.3)	95.3	(5.3)	(25.3)	(1,445.6)	-4.3%	1.8%
Other operating income	166.4	126.8	1.5	(37.5)	257.1	54.5%	-22.4%
Normalized EBIT	1,967.6	76.5	0.4	411.7	2,456.2	24.8%	20.6%
Normalized EBIT Margin	40.2%				45.5%	530 bps	280 bps
Normalized EBITDA	2,198.2	212.1	(1.4)	430.0	2,838.8	29.1%	19.4%
Normalized EBITDA Margin	44.9%				52.6%	770 bps	260 bps

LAN Results			Currency Translation	Organic Growth		% As	%
R$ million	YTD09	Scope			YTD10	Reported	Organic
Volume ('000 hl)	109,796.1	(269.3)	-	10,529.8	120,056.6	9.3%	9.6%
Net Revenue	15,414.2	(133.6)	(181.4)	2,611.3	17,710.5	14.9%	17.1%
Net Revenue/hl	140.4	(0.9)	(1.5)	9.5	147.5	5.1%	6.8%
COGS	(4,900.7)	(11.9)	123.3	(1,004.5)	(5,793.9)	18.2%	20.9%
COGS/hl	(44.6)	(0.2)	1.0	(4.4)	(48.3)	8.1%	10.1%
Gross Profit	10,513.4	(145.5)	(58.1)	1,606.8	11,916.6	13.3%	15.3%
Gross Margin	68.2%				67.3%	-90 bps	-100 bps
SG&A excl. deprec.&amort.	(4,366.6)	134.1	109.9	(552.3)	(4,675.0)	7.1%	12.8%
SG&A deprec.&amort.	(489.6)	(38.8)	12.8	7.5	(508.2)	3.8%	-1.6%
SG&A Total	(4,856.2)	95.3	122.7	(544.9)	(5,183.2)	6.7%	11.4%
Other operating income	549.5	126.8	(2.9)	(36.1)	637.3	16.0%	-6.6%
Normalized EBIT	6,206.7	76.5	61.6	1,025.8	7,370.7	18.8%	16.4%
Normalized EBIT Margin	40.3%				41.6%	140 bps	-20 bps
Normalized EBITDA	7,079.9	212.1	43.0	1,100.0	8,435.0	19.1%	15.5%
Normalized EBITDA Margin	45.9%				47.6%	170 bps	-60 bps

Fourth Quarter 2010 Results March 3, 2011 Page 7

Ambev Brazil

Our Brazil business unit delivered Normalized EBITDA of R$2,826.8 million in the quarter, representing an organic growth of 18.5% and a margin expansion of 220 bps. For the full year our Normalized EBITDA totaled R$8,490.6 million, increasing 16.2% organically versus last year.

Our performance in Brazil during the 4th quarter showed margin expansion in both Beer and Soft Drinks businesses, with revenue growth coming from volume expansion as well as price increases in line with inflation and also helped by higher direct distribution participation, while  COGS increase was mainly due to higher sugar hedges combined with more expensive imported cans. SG&A, excluding depreciation and amortization, was impacted by higher logistic costs in Brazil Beer and benefited from marketing and sales expenses phasing and lower bonus accrual.

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	4Q09	Scope	Translation	Growth	4Q10	Reported	Organic
Volume ('000 hl)	32,150.3	-	-	1,148.5	33,298.8	3.6%	3.6%
Net Revenue	4,659.2	-	-	615.8	5,275.0	13.2%	13.2%
Net Revenue/hl	144.9	-	-	13.5	158.4	9.3%	9.3%
COGS	(1,431.8)	(101.7)	-	(140.2)	(1,673.7)	16.9%	9.8%
COGS/hl	(44.5)	(3.2)	-	(2.6)	(50.3)	12.9%	5.8%
Gross Profit	3,227.4	(101.7)	-	475.6	3,601.3	11.6%	14.7%
Gross Margin	69.3%	-	0.0%	0.0%	68.3%	-100 bps	90 bps
SG&A excl. deprec.&amort.	(1,266.9)	71.3	-	(46.7)	(1,242.3)	-1.9%	3.7%
SG&A deprec.&amort.	(109.1)	(50.6)	-	1.8	(157.9)	44.7%	-1.7%
SG&A Total	(1,376.1)	20.7	-	(44.9)	(1,400.2)	1.8%	3.3%
Other operating income	167.6	126.0	-	(37.3)	256.3	52.9%	-22.2%
Normalized EBIT	2,018.9	45.1	-	393.4	2,457.4	21.7%	19.5%
Normalized EBIT Margin	43.3%	-	0.0%	0.0%	46.6%	330 bps	240 bps
Normalized EBITDA	2,219.8	197.3	-	409.7	2,826.8	27.3%	18.5%
Normalized EBITDA Margin	47.6%	-	0.0%	0.0%	53.6%	590 bps	220 bps

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	103,397.8	-	-	10,327.8	113,725.6	10.0%	10.0%
Net Revenue	14,632.1	-	-	2,514.5	17,146.5	17.2%	17.2%
Net Revenue/hl	141.5	-	-	9.3	150.8	6.5%	6.5%
COGS	(4,411.3)	(101.7)	-	(908.0)	(5,420.9)	22.9%	20.6%
COGS/hl	(42.7)	(1.0)	-	(4.0)	(47.7)	11.7%	9.4%
Gross Profit	10,220.8	(101.7)	-	1,606.5	11,725.6	14.7%	15.7%
Gross Margin	69.9%	-	0.0%	0.0%	68.4%	-150 bps	-90 bps
SG&A excl. deprec.&amort.	(3,954.6)	71.3	-	(514.4)	(4,397.7)	11.2%	13.0%
SG&A deprec.&amort.	(429.9)	(50.6)	-	12.3	(468.2)	8.9%	-2.9%
SG&A Total	(4,384.5)	20.7	-	(502.2)	(4,865.9)	11.0%	11.5%
Other operating income	523.6	126.0	-	(15.4)	634.2	21.1%	-2.9%
Normalized EBIT	6,359.9	45.1	-	1,088.9	7,493.9	17.8%	17.1%
Normalized EBIT Margin	43.5%	-	0.0%	0.0%	43.7%	20 bps	bps
Normalized EBITDA	7,138.3	197.3	-	1,155.0	8,490.6	18.9%	16.2%
Normalized EBITDA Margin	48.8%	-	0.0%	0.0%	49.5%	70 bps	-40 bps

Fourth Quarter 2010 Results March 3, 2011 Page 8

Beer Brazil

Beer Brazil Results			Currency	Organic		% As	%
R$ million	4Q09	Scope	Translation	Growth	4Q10	Reported	Organic
Volume ('000 hl)	23,750.6	-	-	811.4	24,562.0	3.4%	3.4%
Net Revenue	3,858.8	-	-	551.7	4,410.6	14.3%	14.3%
Net Revenue/hl	162.5	-	-	17.1	179.6	10.5%	10.5%
COGS	(1,118.6)	(77.3)	-	(120.0)	(1,315.9)	17.6%	10.7%
COGS/hl	(47.1)	(3.3)	-	(3.2)	(53.6)	13.8%	6.8%
Gross Profit	2,740.3	(77.3)	-	431.7	3,094.7	12.9%	15.8%
Gross Margin	71.0%	-	0.0%	0.0%	70.2%	-80 bps	90 bps
SG&A excl. deprec.&amort.	(1,088.7)	60.2	-	(83.7)	(1,112.3)	2.2%	7.7%
SG&A deprec.&amort.	(82.9)	(37.9)	-	(1.4)	(122.2)	47.5%	1.7%
SG&A Total	(1,171.6)	22.3	-	(85.2)	(1,234.5)	5.4%	7.3%
Other operating income	121.4	116.8	-	(37.9)	200.2	64.9%	-31.2%
Normalized EBIT	1,690.1	61.7	-	308.6	2,060.4	21.9%	18.3%
Normalized EBIT Margin	43.8%	-	0.0%	0.0%	46.7%	290 bps	150 bps
Normalized EBITDA	1,836.0	176.9	-	330.1	2,343.0	27.6%	18.0%
Normalized EBITDA Margin	47.6%	-	0.0%	0.0%	53.1%	550 bps	150 bps

Beer Brazil Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	76,277.6	-	-	8,198.0	84,475.6	10.7%	10.7%
Net Revenue	12,064.7	-	-	2,214.6	14,279.3	18.4%	18.4%
Net Revenue/hl	158.2	-	-	10.9	169.0	6.9%	6.9%
COGS	(3,411.9)	(77.3)	-	(678.1)	(4,167.3)	22.1%	19.9%
COGS/hl	(44.7)	(1.0)	-	(3.6)	(49.3)	10.3%	8.0%
Gross Profit	8,652.8	(77.3)	-	1,536.5	10,112.0	16.9%	17.8%
Gross Margin	71.7%	-	0.0%	0.0%	70.8%	-90 bps	-40 bps
SG&A excl. deprec.&amort.	(3,427.9)	60.2	-	(531.2)	(3,898.9)	13.7%	15.5%
SG&A deprec.&amort.	(326.6)	(37.9)	-	5.2	(359.3)	10.0%	-1.6%
SG&A Total	(3,754.4)	22.3	-	(526.0)	(4,258.2)	13.4%	14.0%
Other operating income	392.5	116.8	-	(7.3)	501.9	27.9%	-1.9%
Normalized EBIT	5,290.8	61.7	-	1,003.1	6,355.7	20.1%	19.0%
Normalized EBIT Margin	43.9%	-	0.0%	0.0%	44.5%	70 bps	20 bps
Normalized EBITDA	5,883.7	176.9	-	1,059.4	7,120.1	21.0%	18.0%
Normalized EBITDA Margin	48.8%	-	0.0%	0.0%	49.9%	110 bps	-10 bps

Our beer volumes in Brazil grew 3.4% during Q4 2010 driven by industry growth partially offset by a lower average market share in the quarter (-20 bps according to Nielsen) as we opened a price gap to our competitors following our 4Q10 price increases.

Net Revenue/hl increased 10.5% in Q4 2010 mainly due to our price increases and positive impact from higher direct distribution.

COGS/hl increased by 6.8% in the quarter due to higher packaging costs mainly as a result of imported cans, partially offset by gains in aluminum hedges and currency gains.

SG&A, excluding depreciation and amortization, increased by 7.7% in the period due to volume growth, general inflation, increased direct distribution and higher logistic costs, mainly as a result of change in sales mix towards the North and Northeast of the country and commercial expenses, partially compensated by lower bonus accrual year over year and marketing investments phasing.

Beer Brazil Normalized EBITDA increased by 18.0% reaching R$2,343.0 million in the quarter with full year organic growth also reaching 18.0%.

Fourth Quarter 2010 Results March 3, 2011 Page 9

CSD & NANC Brazil

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	4Q09	Scope	Translation	Growth	4Q10	Reported	Organic
Volume ('000 hl)	8,399.7	-	-	337.1	8,736.8	4.0%	4.0%
Net Revenue	800.4	-	-	64.1	864.4	8.0%	8.0%
Net Revenue/hl	95.3	-	-	3.7	98.9	3.8%	3.8%
COGS	(313.2)	(24.4)	-	(20.2)	(357.9)	14.2%	6.5%
COGS/hl	(37.3)	(2.9)	-	(0.8)	(41.0)	9.8%	2.0%
Gross Profit	487.1	(24.4)	-	43.9	506.6	4.0%	9.0%
Gross Margin	60.9%	-	0.0%	0.0%	58.6%	-230 bps	60 bps
SG&A excl. deprec.&amort.	(178.2)	11.1	-	37.1	(130.1)	-27.0%	-20.8%
SG&A deprec.&amort.	(26.2)	(12.7)	-	3.3	(35.6)	35.9%	-12.4%
SG&A Total	(204.5)	(1.5)	-	40.3	(165.7)	-19.0%	-19.7%
Other operating income	46.2	9.2	-	0.6	56.1	21.4%	1.4%
Normalized EBIT	328.8	(16.7)	-	84.8	397.0	20.7%	25.8%
Normalized EBIT Margin	41.1%	-	0.0%	0.0%	45.9%	480 bps	680 bps
Normalized EBITDA	383.8	20.4	-	79.6	483.8	26.1%	20.7%
Normalized EBITDA Margin	48.0%	-	0.0%	0.0%	56.0%	800 bps	570 bps

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	27,120.3	-	-	2,129.7	29,250.0	7.9%	7.9%
Net Revenue	2,567.4	-	-	299.9	2,867.3	11.7%	11.7%
Net Revenue/hl	94.7	-	-	3.4	98.0	3.5%	3.5%
COGS	(999.4)	(24.4)	-	(229.9)	(1,253.7)	25.4%	23.0%
COGS/hl	(36.8)	(0.9)	-	(5.1)	(42.9)	16.3%	13.9%
Gross Profit	1,568.0	(24.4)	-	70.0	1,613.6	2.9%	4.5%
Gross Margin	61.1%	-	0.0%	0.0%	56.3%	-480 bps	-390 bps
SG&A excl. deprec.&amort.	(526.7)	11.1	-	16.8	(498.8)	-5.3%	-3.2%
SG&A deprec.&amort.	(103.3)	(12.7)	-	7.1	(108.9)	5.4%	-6.8%
SG&A Total	(630.0)	(1.5)	-	23.8	(607.7)	-3.5%	-3.8%
Other operating income	131.1	9.2	-	(8.1)	132.3	0.9%	-6.1%
Normalized EBIT	1,069.1	(16.7)	-	85.8	1,138.2	6.5%	8.0%
Normalized EBIT Margin	41.6%	-	0.0%	0.0%	39.7%	-190 bps	-140 bps
Normalized EBITDA	1,254.6	20.4	-	95.6	1,370.6	9.2%	7.6%
Normalized EBITDA Margin	48.9%	-	0.0%	0.0%	47.8%	-110 bps	-180 bps

Our CSD & Nanc Brazil business posted organic volume growth of 4.0% as a result of industry growth and stable market share.

Net Revenues/hl grew 3.8% organically in the period driven by price increases slightly below inflation.

COGS/hl increased by 2.0% due to higher sugar prices and packaging costs as a result of higher PET resin prices partially offset by currency gains and product mix.

SG&A, excluding depreciation and amortization, decreased 20.8% as a result of lower bonus accrual and marketing investments phasing.

CSD & Nanc Brazil Normalized EBITDA increased by 20.7% and reached R$483.8 million in the quarter with full year organic growth reaching 7.6%.

Fourth Quarter 2010 Results March 3, 2011 Page 10

HILA-ex Consolidated

Ambev and Cervecería Regional S.A. closed a transaction pursuant to which they combined their business in Venezuela, with Regional owning an 85% interest and Ambev owning the remaining 15% in the new Company. As a result, we discontinued reporting operational results for Venezuela since September 30th, 2010.

HILA-Ex Results			Currency	Organic		% As	%
R$ million	4Q09	Scope	Translation	Growth	4Q10	Reported	Organic
Volume ('000 hl) - Total	1,882.7	(269.3)	-	7.6	1,621.0	-13.9%	0.5%
Beer Volume ('000 hl)	807.0	(238.3)	-	27.3	596.0	-26.1%	4.8%
CSD Volume ('000 hl)	1,075.7	(31.1)	-	(19.7)	1,025.0	-4.7%	-1.9%
Net Revenue	238.2	(133.6)	9.4	11.7	125.7	-47.2%	11.2%
Net Revenue/hl	126.5	(61.7)	5.8	6.9	77.5	-38.7%	10.6%
COGS	(154.1)	89.8	(5.3)	(12.7)	(82.3)	-46.6%	19.8%
COGS/hl	(81.9)	42.0	(3.3)	(7.6)	(50.8)	-38.0%	19.2%
Gross Profit	84.1	(43.8)	4.1	(1.0)	43.4	-48.4%	-2.5%
Gross Margin	35.3%	-	0.0%	0.0%	34.5%	nm	nm
SG&A excl. deprec.&amort.	(114.9)	62.8	(4.7)	18.7	(38.1)	-66.8%	-35.9%
SG&A deprec.&amort.	(19.4)	11.8	(0.6)	0.9	(7.4)	-62.0%	-11.4%
SG&A Total	(134.2)	74.5	(5.3)	19.6	(45.4)	-66.1%	-32.8%
Other operating income/expenses	(1.2)	0.8	1.5	(0.2)	0.8	nm	nm
Normalized EBIT	(51.3)	31.4	0.4	18.3	(1.2)	nm	nm
Normalized EBIT Margin	-21.5%	-	0.0%	0.0%	-1.0%	nm	nm
Normalized EBITDA	(21.6)	14.8	(1.4)	20.2	12.0	nm	nm
Normalized EBITDA Margin	-9.1%	-	0.0%	0.0%	9.6%	nm	nm

HILA-Ex Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl) - Total	6,398.2	(269.3)	-	202.1	6,331.0	-1.1%	3.3%
Beer Volume ('000 hl)	2,639.2	(238.3)	-	83.5	2,484.5	-5.9%	3.5%
CSD Volume ('000 hl)	3,759.0	(31.1)	-	118.5	3,846.5	2.3%	3.2%
Net Revenue	782.1	(133.6)	(181.4)	96.9	564.0	-27.9%	14.9%
Net Revenue/hl	122.2	(16.4)	(28.7)	11.9	89.1	-27.1%	11.3%
COGS	(489.5)	89.8	123.3	(96.5)	(372.9)	-23.8%	24.2%
COGS/hl	(76.5)	11.3	19.5	(13.2)	(58.9)	-23.0%	20.2%
Gross Profit	292.7	(43.8)	(58.1)	0.3	191.0	-34.7%	0.1%
Gross Margin	37.4%		0.0%	0.0%	33.9%	nm	nm
SG&A excl. deprec.&amort.	(412.0)	62.8	109.9	(37.9)	(277.3)	-32.7%	10.9%
SG&A deprec.&amort.	(59.7)	11.8	12.8	(4.8)	(40.0)	-33.0%	10.0%
SG&A Total	(471.7)	74.5	122.7	(42.7)	(317.3)	-32.7%	10.8%
Other operating income/expenses	25.9	0.8	(2.9)	(20.7)	3.1	-88.1%	-77.6%
Normalized EBIT	(153.2)	31.4	61.6	(63.1)	(123.2)	-19.6%	nm
Normalized EBIT Margin	-19.6%		0.0%	0.0%	-21.8%	nm	nm
Normalized EBITDA	(58.4)	14.8	43.0	(55.0)	(55.7)	-4.8%	nm
Normalized EBITDA Margin	-7.5%		0.0%	0.0%	-9.9%	nm	nm

HILA-ex volumes increased by 0.5% in Q4 2010 as a result of industry growth in most countries in which we operate.

Net Revenue per hectoliter was up 10.6% due to some price increases in line with inflation for the region.

COGS/hl increased by 19.2% in the quarter mainly as a result of sugar costs.

Fourth Quarter 2010 Results March 3, 2011 Page 11

SG&A expenses, excluding depreciation and amortization, decreased 35.9% in the quarter due to lower bonus accrual and marketing investments phasing.

HILA’s normalized EBITDA increased R$20.2 million organically in the quarter mainly due to a higher Net Revenue per hectoliter and lower SG&A. However in 2010 EBITDA decreased R$ 55 million mostly as a result of Venezuela operation.

Latin America South (LAS)

Our LAS operation improved its beer volume performance as a result of industry growth in most of our operations, with market shares stable or growing in all countries. Our soft-drinks unit faced a tough scenario, with industry down and cost pressures. We achieved an organic EBITDA growth of 21.7% and a consolidated EBITDA of R$607.7 million in the quarter, while our EBITDA margin reached 49.1%.

LAS Results			Currency	Organic		% As	%
R$ million	4Q09	Scope	Translation	Growth	4Q10	Reported	Organic
Volume ('000 hl)	10,269.4	-	-	263.3	10,532.7	2.6%	2.6%
Net Revenue	1,061.1	(0.4)	(34.9)	211.2	1,237.0	16.6%	19.9%
Net Revenue/hl	103.3	(0.0)	(3.3)	17.5	117.4	13.7%	16.9%
COGS	(379.6)	0.2	6.0	(75.1)	(448.4)	18.1%	19.8%
COGS/hl	(37.0)	0.0	0.6	(6.2)	(42.6)	15.2%	16.8%
Gross Profit	681.6	(0.1)	(28.8)	136.1	788.6	15.7%	20.0%
Gross Margin	64.2%	-	0.0%	0.0%	63.8%	-50 bps	bps
SG&A excl. deprec.&amort.	(205.1)	0.1	5.0	(30.8)	(230.9)	12.6%	15.0%
SG&A deprec.&amort.	(16.6)	0.0	0.0	(2.0)	(18.6)	11.8%	11.8%
SG&A Total	(221.8)	0.1	5.0	(32.8)	(249.5)	12.5%	14.8%
Other operating income/expenses	(5.5)	0.0	1.4	(0.2)	(4.3)	-21.8%	3.0%
Normalized EBIT	454.3	(0.1)	(22.5)	103.1	534.8	17.7%	22.7%
Normalized EBIT Margin	42.8%	-	0.0%	0.0%	43.2%	40 bps	100 bps
Normalized EBITDA	518.0	(0.1)	(22.6)	112.4	607.7	17.3%	21.7%
Normalized EBITDA Margin	48.8%	-	0.0%	0.0%	49.1%	30 bps	70 bps

LAS Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	33,318.7	305.8	-	229.9	33,854.3	1.6%	0.7%
Net Revenue	3,826.5	21.4	(608.2)	617.6	3,857.3	0.8%	16.1%
Net Revenue/hl	114.8	(0.4)	(18.0)	17.5	113.9	-0.8%	15.2%
COGS	(1,490.8)	(12.7)	238.8	(235.6)	(1,500.3)	0.6%	15.8%
COGS/hl	(44.7)	0.0	7.1	(6.7)	(44.3)	-1.0%	14.9%
Gross Profit	2,335.8	8.6	(369.3)	381.9	2,357.0	0.9%	16.4%
Gross Margin	61.0%	-	0.0%	0.0%	61.1%	10 bps	10 bps
SG&A excl. deprec.&amort.	(781.8)	(4.2)	123.7	(127.4)	(789.7)	1.0%	16.3%
SG&A deprec.&amort.	(73.3)	(0.1)	12.7	(10.9)	(71.6)	-2.2%	14.9%
SG&A Total	(855.1)	(4.3)	136.4	(138.4)	(861.3)	0.7%	16.2%
Other operating income/expenses	(14.7)	(0.1)	5.3	(4.4)	(13.9)	-5.3%	30.0%
Normalized EBIT	1,466.0	4.2	(227.6)	239.2	1,481.7	1.1%	16.3%
Normalized EBIT Margin	38.3%	-	0.0%	0.0%	38.4%	10 bps	10 bps
Normalized EBITDA	1,756.2	4.5	(272.2)	275.4	1,764.0	0.4%	15.7%
Normalized EBITDA Margin	45.9%	-	0.0%	0.0%	45.7%	-20 bps	-20 bps

Fourth Quarter 2010 Results March 3, 2011 Page 12

LAS Beer

LAS Beer			Currency	Organic		% As	%
R$ million	4Q09	Scope	Translation	Growth	4Q10	Reported	Organic
Volume ('000 hl)	6,367.2	-	-	315.2	6,682.4	5.0%	5.0%
Net Revenue	786.1	(0.1)	(23.4)	164.5	927.0	17.9%	20.9%
Net Revenue/hl	123.5	(0.0)	(3.5)	18.8	138.7	12.4%	15.2%
COGS	(226.6)	0.1	1.0	(40.1)	(265.6)	17.2%	17.7%
COGS/hl	(35.6)	0.0	0.2	(4.3)	(39.7)	11.7%	12.1%
Gross Profit	559.5	(0.1)	(22.4)	124.4	661.4	18.2%	22.2%
Gross Margin	71.2%	-	0.0%	0.0%	71.3%	20 bps	80 bps
SG&A excl. deprec.&amort.	(153.8)	0.0	2.7	(19.3)	(170.4)	10.8%	12.6%
SG&A deprec.&amort.	(10.3)	-	0.4	(1.0)	(10.9)	5.9%	9.5%
SG&A Total	(164.1)	0.0	3.1	(20.3)	(181.4)	10.5%	12.4%
Other operating income/expenses	(7.5)	-	1.4	1.1	(5.0)	-33.8%	-14.5%
Normalized EBIT	387.8	(0.0)	(17.9)	105.2	475.1	22.5%	27.1%
Normalized EBIT Margin	49.3%	-	0.0%	0.0%	51.2%	190 bps	250 bps
Normalized EBITDA	438.7	(0.0)	(18.2)	112.6	533.0	21.5%	25.7%
Normalized EBITDA Margin	55.8%	-	0.0%	0.0%	57.5%	170 bps	220 bps

LAS Beer			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	20,162.2	20.4	-	784.3	20,966.9	4.0%	3.9%
Net Revenue	2,785.9	6.2	(422.7)	479.3	2,848.6	2.3%	17.2%
Net Revenue/hl	138.2	0.2	(20.2)	17.7	135.9	-1.7%	12.8%
COGS	(881.1)	(3.6)	124.7	(120.5)	(880.4)	-0.1%	13.7%
COGS/hl	(43.7)	(0.1)	5.9	(4.1)	(42.0)	-3.9%	9.4%
Gross Profit	1,904.8	2.6	(298.1)	358.8	1,968.2	3.3%	18.8%
Gross Margin	68.4%	-	0.0%	0.0%	69.1%	70 bps	100 bps
SG&A excl. deprec.&amort.	(578.0)	(0.8)	85.6	(79.2)	(572.4)	-1.0%	13.7%
SG&A deprec.&amort.	(39.1)	-	6.6	(8.6)	(41.0)	4.9%	21.9%
SG&A Total	(617.1)	(0.8)	92.2	(87.8)	(613.5)	-0.6%	14.2%
Other operating income/expenses	(16.7)	-	5.3	(2.5)	(13.9)	-16.8%	15.1%
Normalized EBIT	1,271.0	1.8	(200.5)	268.5	1,340.8	5.5%	21.1%
Normalized EBIT Margin	45.6%	-	0.0%	0.0%	47.1%	140 bps	150 bps
Normalized EBITDA	1,494.2	1.8	(233.0)	298.5	1,561.6	4.5%	20.0%
Normalized EBITDA Margin	53.6%	-	0.0%	0.0%	54.8%	120 bps	130 bps

Beer volumes grew organically 5.0% in the quarter, reflecting a better performance in most of our markets. We were able to either maintain or grow our market shares within the region with strong communication and support to our mainstream and premium brands.

Net Revenue/hl grew 15.2% in the quarter driven by price increases in line with inflation for the region. In addition, Stella Artois and our local premium brands continued to show a solid performance, contributing to our average sales price growth.

COGS/hl increased 12.1% in the period, which is in line with the average level of inflation in the region. We achieved higher productivity in our plants and favorable hedges, compensating the continuous pressure of increasing labor costs.

SG&A, excluding depreciation and amortization, increased 12.6% in the quarter driven by general inflation, higher personnel-related expenses and a strong marketing support to our brands, compensated by lower bonus accrual.

LAS Beer EBITDA increased 25.7% in the quarter totaling R$533.0 million, with margins increasing by 220 bps, while in the full year EBITDA increased by 20% totaling R$1,561.6 million.

Fourth Quarter 2010 Results March 3, 2011 Page 13

LAS CSD & NANC

LAS CSD&Nanc			Currency	Organic		% As	%
R$ million	4Q09	Scope	Translation	Growth	4Q10	Reported	Organic
Volume ('000 hl)	3,902.2	-	-	(51.9)	3,850.3	-1.3%	-1.3%
Net Revenue	275.0	(0.2)	(11.4)	46.7	310.1	12.7%	17.0%
Net Revenue/hl	70.5	(0.1)	(3.0)	13.1	80.5	14.3%	18.6%
COGS	(153.0)	0.1	5.1	(35.1)	(182.8)	19.5%	23.0%
COGS/hl	(39.2)	0.0	1.3	(9.7)	(47.5)	21.1%	24.6%
Gross Profit	122.1	(0.1)	(6.3)	11.6	127.2	4.2%	9.5%
Gross Margin	44.4%	-	0.0%	0.0%	41.0%	-330 bps	-290 bps
SG&A excl. deprec.&amort.	(51.3)	0.0	1.8	(11.0)	(60.5)	17.9%	21.5%
SG&A deprec.&amort.	(6.3)	0.0	(0.0)	(1.3)	(7.7)	21.4%	20.7%
SG&A Total	(57.6)	0.0	1.8	(12.4)	(68.2)	18.3%	21.4%
Other operating income/expenses	2.0	0.0	(0.0)	(1.3)	0.7	-66.7%	-65.0%
Normalized EBIT	66.5	(0.0)	(4.6)	(2.1)	59.7	-10.1%	-3.2%
Normalized EBIT Margin	24.2%	-	0.0%	0.0%	19.3%	-490 bps	-420 bps
Normalized EBITDA	79.3	(0.0)	(4.1)	(0.4)	74.8	-5.7%	-0.5%
Normalized EBITDA Margin	28.8%	-	0.0%	0.0%	24.1%	-470 bps	-430 bps

LAS CSD&Nanc			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	13,156.5	285.4	-	(554.4)	12,887.5	-2.0%	-4.2%
Net Revenue	1,040.7	15.2	(185.4)	138.2	1,008.6	-3.1%	13.3%
Net Revenue/hl	79.1	(0.6)	(14.4)	14.1	78.3	-1.1%	17.8%
COGS	(609.7)	(9.2)	114.2	(115.1)	(619.8)	1.7%	18.9%
COGS/hl	(46.3)	0.3	8.9	(10.9)	(48.1)	3.8%	23.6%
Gross Profit	431.0	6.0	(71.3)	23.1	388.8	-9.8%	5.4%
Gross Margin	41.4%	-	0.0%	0.0%	38.5%	-290 bps	-290 bps
SG&A excl. deprec.&amort.	(203.9)	(3.4)	38.2	(48.2)	(217.3)	6.6%	23.6%
SG&A deprec.&amort.	(34.1)	(0.1)	6.0	(2.4)	(30.6)	-10.4%	6.9%
SG&A Total	(238.0)	(3.5)	44.2	(50.6)	(247.9)	4.1%	21.2%
Other operating income/expenses	2.0	(0.1)	(0.0)	(1.9)	0.0	-99.5%	-92.9%
Normalized EBIT	195.0	2.4	(27.1)	(29.3)	140.9	-27.7%	-15.0%
Normalized EBIT Margin	18.7%	-	0.0%	0.0%	14.0%	-480 bps	-470 bps
Normalized EBITDA	262.0	2.7	(39.2)	(23.0)	202.4	-22.7%	-8.8%
Normalized EBITDA Margin	25.2%	-	0.0%	0.0%	20.1%	-510 bps	-490 bps

CSD & Nanc volumes in LAS declined 1.3% in the period driven by industry contraction, partially compensated by higher market share.

Net Revenues/hl registered an organic growth of 18.6% in the quarter, as a result of price increases in line with inflation.

COGS/hl increased by 24.6% in the quarter mainly as a result of higher sugar, pet, juices and labor costs as well as general inflation.

SG&A expenses, excluding depreciation and amortization, increased 21.5%, mostly as a result of personnel and transportation costs, general inflation and investments behind our brands.

LAS CSD & Nanc Normalized EBITDA decreased organically 0.5% in the quarter, reflecting the poor industry performance and the increasing prices in raw materials, while in the full year EBITDA has decreased by 8.8%, totaling R$202.4 million.

Fourth Quarter 2010 Results March 3, 2011 Page 14

Canada – Labatt

Canada Results			Currency	Organic		% As	%
R$ million	4Q09	Scope	Translation	Growth	4Q10	Reported	Organic
Volume ('000 hl)	2,730.2	-	-	(144.0)	2,586.2	-5.3%	-5.3%
Net Revenue	820.1	-	40.6	(43.1)	817.6	-0.3%	-5.3%
Net Revenue/hl	300.4	-	15.7	0.1	316.1	5.2%	0.0%
COGS	(286.1)	-	(10.9)	49.0	(248.0)	-13.3%	-17.1%
COGS/hl	(104.8)	-	(4.2)	13.1	(95.9)	-8.5%	-12.5%
Gross Profit	534.0	-	29.7	5.9	569.6	6.7%	1.1%
Gross Margin	65.1%	0.0%	0.0%	0.0%	69.7%	460 bps	440 bps
SG&A excl. deprec.&amort.	(283.4)	-	(7.7)	58.7	(232.4)	-18.0%	-20.7%
SG&A deprec.&amort.	(14.9)	-	0.3	11.0	(3.6)	-76.0%	-73.8%
SG&A Total	(298.2)	-	(7.4)	69.7	(236.0)	-20.9%	-23.4%
Other operating income/expenses	0.8	-	0.0	(0.5)	0.4	-52.9%	-56.2%
Normalized EBIT	236.6	-	22.3	75.1	334.0	41.2%	31.8%
Normalized EBIT Margin	28.8%	0.0%	0.0%	0.0%	40.9%	1200 bps	1130 bps
Normalized EBITDA	305.2	-	22.1	48.2	375.4	23.0%	15.8%
Normalized EBITDA Margin	37.2%	0.0%	0.0%	0.0%	45.9%	870 bps	830 bps

Canada Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	11,607.5	-	-	(375.9)	11,231.6	-3.2%	-3.2%
Net Revenue	3,953.3	-	(94.4)	(193.4)	3,665.6	-7.3%	-4.9%
Net Revenue/hl	340.6	-	(8.4)	(5.8)	326.4	-4.2%	-1.7%
COGS	(1,340.4)	-	29.7	155.8	(1,154.9)	-13.8%	-11.6%
COGS/hl	(115.5)	-	2.6	10.0	(102.8)	-11.0%	-8.7%
Gross Profit	2,612.9	-	(64.6)	(37.6)	2,510.7	-3.9%	-1.4%
Gross Margin	66.1%	0.0%	0.0%	0.0%	68.5%	240 bps	240 bps
SG&A excl. deprec.&amort.	(1,255.4)	-	29.4	84.1	(1,141.9)	-9.0%	-6.7%
SG&A deprec.&amort.	(53.3)	-	1.3	3.1	(49.0)	-8.1%	-5.8%
SG&A Total	(1,308.8)	-	30.7	87.2	(1,190.9)	-9.0%	-6.7%
Other operating income/expenses	4.4	-	(0.0)	(2.9)	1.5	-65.4%	-64.4%
Normalized EBIT	1,308.6	-	(34.0)	46.7	1,321.3	1.0%	3.6%
Normalized EBIT Margin	33.1%	0.0%	0.0%	0.0%	36.0%	290 bps	290 bps
Normalized EBITDA	1,525.0	-	(38.8)	21.9	1,508.1	-1.1%	1.4%
Normalized EBITDA Margin	38.6%	0.0%	0.0%	0.0%	41.1%	260 bps	260 bps

Fourth quarter volumes decreased by 5.3%, impacted by a double digit drop in export shipments and a mid single digit decline in domestic sales.  The domestic figure was impacted by a 2% decline in beer industry volumes and the loss of 80 bps of share versus 4Q09. However, Labatt’s total market share has remained stable throughout the last three quarters of 2010.

Net Revenue/hl was flat in the quarter compared to the same period last year, while COGS/hl decreased by 12.5% in Q4 2010, as we continued to cycle significantly lower commodity hedges (mainly aluminum, rice and barley), improved production efficiencies and the benefit of closing our Hamilton brewery.

SG&A expenses, excluding depreciation and amortization, decreased by 20.7% in Q4 2010 as a result of lower sales volume and reduced variable compensation expense.

Normalized EBITDA increased by 15.8% in the quarter resulting in an EBITDA margin expansion of 830 bps. Full year 2010 organic variation was 1.4% growth, totaling R$1,508.1 million.

Fourth Quarter 2010 Results March 3, 2011 Page 15

Other Operating Income/ (Expenses)

Other operating income increased R$91.5MM in the quarter basically as a result of government grants and an adjustment of the net present value of long term fiscal incentives recorded by the Company during this quarter in Brazil.

Other operating income/(expenses)	4Q10	4Q09	YTD10	YTD09

R$ million

Government grants	131.1	114.0	415.1	303.7
Tax recoverable	11.5	45.7	52.3	127.2
(Additions to)/Reversals of provisions	1.9	9.0	(8.4)	14.6
Net gain on disposal of property, plant and equipment and intangible assets	16.2	9.0	20.9	29.8

Other operating income/(expenses)	92.5	(16.0)	145.1	63.9

	253.2	161.7	624.9	539.3

Special items

Special items totaled R$66.5 million net losses in Q4 2010 compared to R$3.5 million special losses in Q4 2009, an increase mainly explained by M&A expenses and impairment related to the deal with Cervecería Regional in Venezuela. The full year results were affected by losses related to Labatt Hamilton brewery closure expenses in 2010 compared to gains from perpetual license for Labatt brands in the USA in 2009.

Special items	4Q10	4Q09	YTD10	YTD09

R$ million

Restructuring	(10.8)	(3.5)	(45.7)	(42.8)
Impairment disposal Venezuela	(55.9)	-	(55.9)	-
Labatt brands indemnity	-	-	-	239.4
Labatt Hamilton Brewery closure expenses	0.6	-	(46.2)	-
Other	(0.4)	-	(3.1)	-

	(66.5)	(3.5)	(150.8)	196.6

Fourth Quarter 2010 Results March 3, 2011 Page 16

Net Finance Results

Ambev’s net finance result improved by R$89.4 million in Q4 2010 mainly because of: (i) lower losses with respect to derivative instruments, which relate to the results of our ongoing hedging policy, and (ii) lower net interest expenses.

Net Finance Results	4Q10	4Q09	YTD 10	YTD 09
R$ million

Interest income	(10.0)	45.4	298.4	169.3
Interest expenses	(117.2)	(146.1)	(606.1)	(812.5)
Gains/(losses) on derivative instruments	(22.2)	(50.4)	18.9	(167.6)
Gains/(losses) on non-derivative instruments	132.7	(41.2)	133.8	(86.4)
Taxes on financial transactions	(19.3)	(13.7)	(47.5)	(48.5)
Other financial income/(expenses), net	(39.3)	41.1	(117.0)	(36.5)

Net Finance Results	(75.4)	(164.8)	(319.4)	(982.1)

	December 2010			December 2009
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	1,156.7	2,817.5	3,974.2	359.9	4,009.6	4,369.5
Foreign Currency	1,449.5	1,346.7	2,796.2	441.2	2,450.6	2,891.8
Consolidated Debt	2,606.2	4,164.2	6,770.4	801.1	6,460.2	7,261.2

Cash and Cash Equivalents			5,908.3			4,024.3
Current Investment Securities			1,069.3			73.3

Net Debt			(207.1)			3,163.6

The Company’s total debt decreased from R$7,261.2 million in December 2009 to R$6,770.4 million in December 2010.

Fourth Quarter 2010 Results March 3, 2011 Page 17

Provision for Income Tax & Social Contribution

Our weighted nominal tax rate was 32.8% in the period compared to 32.9% in Q4 2009. The effective tax rate in Q4 2010 was 17.9% compared to Q4 2009 rate of 29.1%. The difference between both quarters is mainly due to an increase in the income taxes incentives and reversal of provisions related to income tax in Canada.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	4Q10	4Q09	YTD 10	YTD 09
R$ million

Profit before tax	3,183.2	2,490.4	9,703.7	8,196.5

Adjustment on taxable basis
Non-taxable net financial and other income	(109.8)	(123.6)	(490.5)	(650.9)
Non-taxable intercompany dividends	-	0.6	-	-
Goverment grants (VAT taxes)	(101.2)	(93.8)	(361.2)	(263.4)
Hedge Results	(4.9)	133.9	0.4	348.0
Expenses not deductible for tax purposes	65.6	(54.0)	213.6	177.5
	3,033.0	2,353.5	9,065.9	7,807.7
Aggregated weighted nominal tax rate	32.8%	32.9%	32.8%	32.5%
Taxes – nominal rate	(995.1)	(774.0)	(2,974.5)	(2,540.6)

Adjustment on tax expense
Incentives related to income taxes	162.1	60.7	289.7	198.5
Deductible interest attributed to shareholders	94.3	87.9	393.9	346.8
Tax savings from goodwill amortization on tax books	30.2	32.7	125.9	142.8
Withholding tax and other income	(43.8)	(21.5)	(131.0)	(130.8)
Not-deductible losses in operations abroad	14.1	(47.5)	(11.1)	(47.5)
Income tax provisions	64.7	1.7	64.7	1.7
Other tax adjustments	103.1	(65.7)	158.0	(179.0)
Income tax and social contribution expense	(570.5)	(725.9)	(2,084.4)	(2,208.1)
Effective tax rate	17.9%	29.1%	21.5%	26.9%

Non-controlling Interest

Non-controlling interest in subsidiaries corresponded to a total expense of R$27.0 million in Q4 2010 compared to an income of R$26.5 million in Q4 2009 related to reversal of the provision for minorities, calculated over some companies of our HILA-ex operations.

Profit

Ambev posted a profit of R$2,585.8 million in the Q4 2010 compared to R$1,790.9 million during the same period last year, an increase of 44.4%. Excluding special items (mainly impairment disposal Venezuela), our net profit increased by 47.8% to R$2,652.3 million due to higher EBITDA, better net finance results and lower effective tax rate, which were partially offset by higher depreciation, while in the year our net profit excluding special items increased by 33.2% to R$7,712.2 million.

Fourth Quarter 2010 Results March 3, 2011 Page 18

Reconciliation between Normalized EBITDA and Profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net Finance Results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	4Q10	4Q09	YTD 10	YTD 09
Profit - AmBev holders	2,585.8	1,790.9	7,561.4	5,986.0
Non-controlling interest	27.0	(26.5)	57.9	2.3
Income tax expense	570.5	725.9	2,084.4	2,208.1
Profit Before Taxes	3,183.2	2,490.4	9,703.7	8,196.5
Share of results of associates	(0.2)	(0.2)	(0.2)	(0.7)
Net Finance Results	75.4	164.8	319.4	982.1
Special items	66.5	3.5	150.8	(196.6)
Normalized EBIT	3,325.0	2,658.5	10,173.7	8,981.3
Depreciation & Amortization - total	496.6	362.9	1,567.2	1,379.8
(-) Depreciation & Amortization - special items	0.4	-	(33.9)	-
Normalized EBITDA	3,822.0	3,021.3	11,707.0	10,361.1

Shareholding Structure

The table below shows Ambev’s shareholding structure as of December 31, 2010.

AmBev Shareholding Structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	1,290,455,585	74.0%	629,090,105	46.3%	1,919,545,690	61.9%
FAHZ	297,810,410	17.1%	0	0.0%	297,810,410	9.6%
Market	155,098,350	8.9%	730,774,370	53.7%	885,872,720	28.5%
Outstanding	1,743,364,345	100.0%	1,359,864,475	100.0%	3,103,228,820	100.0%
Treasury	524,345		607,875		1,132,220
TOTAL	1,743,888,690		1,360,472,350		3,104,361,040
Free float BM&FBovespa	150,835,665	8.7%	456,648,192	33.6%	607,483,857	19.6%
Free float NYSE	4,262,685	0.2%	274,126,178	20.2%	278,388,863	9.0%

Fourth Quarter 2010 Results March 3, 2011 Page 19

Q4 2010 EARNINGS CONFERENCE CALL

Speakers:	João Castro Neves Chief Executive Officer for Ambev
Nelson Jamel CFO and Investor Relations Officer

Language:	English

Date:	March 3rd, 2011 (Thursday)

Time:	12:00 (Brasília time) 10:00 (ET)

Phone number:	US participants	+ 1(877) 317-6776
	International participants	+ 1(412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcast.mz-ir.com/publico.aspx?codplataforma=2501

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website: http://webcast.mz-ir.com/publico.aspx?codplataforma=2501. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 448269# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations Department:

Eduardo Salles (5511) 2122-1415 ir@ambev.com.br	Rafael Ávila (5511) 2122-1414 acrmba@ambev.com.br

www.ambev.com.br/investidores/

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Fourth Quarter 2010 Results March 3, 2011 Page 20

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil									Hila Operations						Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	4Q10	4Q09%		4Q10	4Q09%		4Q10	4Q09%		4Q10	4Q09%		4Q10	4Q09%		4Q10	4Q09%		4Q10	4Q09%
Volumes (000 hl)	24,562	23,751	3.4%	8,737	8,400	4.0%	33,299	32,150	3.6%	10,533	10,269	2.6%	1,621	1,883	0.5%	2,586	2,730	-5.3%	48,039	47,033	2.7%

R$ million
Net Sales	4,410.6	3,858.8	14.3%	864.4	800.4	8.0%	5,275.0	4,659.2	13.2%	1,237.0	1,061.1	19.9%	125.7	238.2	11.2%	817.6	820.1	-5.3%	7,455.3	6,778.6	12.0%
% of Total	59.2%	56.9%		11.6%	11.8%		70.8%	68.7%		16.6%	15.7%		1.7%	3.5%		11.0%	12.1%		100.0%	100.0%
COGS	(1,315.9)	(1,118.6)	10.7%	(357.9)	(313.2)	6.5%	(1,673.7)	(1,431.8)	9.8%	(448.4)	(379.6)	19.8%	(82.3)	(154.1)	19.8%	(248.0)	(286.1)	-17.1%	(2,452.4)	(2,251.6)	8.3%
% of Total	53.7%	49.7%		14.6%	13.9%		68.2%	63.6%		18.3%	16.9%		3.4%	6.8%		10.1%	12.7%		100.0%	100.0%
Gross Profit	3,094.7	2,740.3	15.8%	506.6	487.1	9.0%	3,601.3	3,227.4	14.7%	788.6	681.6	20.0%	43.4	84.1	-2.5%	569.6	534.0	1.1%	5,002.9	4,527.0	13.8%
% of Total	61.9%	60.5%		10.1%	10.8%		72.0%	71.3%		15.8%	15.1%		0.9%	1.9%		11.4%	11.8%		100.0%	100.0%
SG&A	(1,234.5)	(1,171.6)	7.3%	(165.7)	(204.5)	-19.7%	(1,400.2)	(1,376.1)	3.3%	(249.5)	(221.8)	14.8%	(45.4)	(134.2)	-32.8%	(236.0)	(298.2)	-23.4%	(1,931.1)	(2,030.3)	-0.6%
% of Total	63.9%	57.7%		8.6%	10.1%		72.5%	67.8%		12.9%	10.9%		2.4%	6.6%		12.2%	14.7%		100.0%	100.0%
Other operating income/(expenses)	200.2	121.4	-31.2%	56.1	46.2	1.4%	256.3	167.6	-22.2%	(4.3)	(5.5)	3.0%	0.8	(1.2)	nm	0.4	0.8	-56.2%	253.2	161.7	-23.5%
% of Total	79.1%	75.1%		22.1%	28.6%		101.2%	103.6%		-1.7%	-3.4%		0.3%	-0.7%		0.2%	0.5%		100.0%	100.0%
Normalized EBIT	2,060.4	1,690.1	18.3%	397.0	328.8	25.8%	2,457.4	2,018.9	19.5%	534.8	454.3	22.7%	(1.2)	(51.3)	nm	334.0	236.6	31.8%	3,325.0	2,658.5	21.9%
% of Total	62.0%	63.6%		11.9%	12.4%		73.9%	75.9%		16.1%	17.1%		0.0%	-1.9%		10.0%	8.9%		100.0%	100.0%
Normalized EBITDA	2,343.0	1,836.0	18.0%	483.8	383.8	20.7%	2,826.8	2,219.8	18.5%	607.7	518.0	21.7%	12.0	(21.6)	nm	375.4	305.2	15.8%	3,822.0	3,021.3	19.5%
% of Total	61.3%	60.8%		12.7%	12.7%		74.0%	73.5%		15.9%	17.1%		0.3%	-0.7%		9.8%	10.1%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.8%	-29.0%		-41.4%	-39.1%		-31.7%	-30.7%		-36.2%	-35.8%		-65.5%	-64.7%		-30.3%	-34.9%		-32.9%	-33.2%
Gross Profit	70.2%	71.0%		58.6%	60.9%		68.3%	69.3%		63.8%	64.2%		34.5%	35.3%		69.7%	65.1%		67.1%	66.8%
SG&A	-28.0%	-30.4%		-19.2%	-25.5%		-26.5%	-29.5%		-20.2%	-20.9%		-36.2%	-56.3%		-28.9%	-36.4%		-25.9%	-30.0%
Other operating income/(expenses)	4.5%	3.1%		6.5%	5.8%		4.9%	3.6%		-0.3%	-0.5%		0.7%	-0.5%		0.0%	0.1%		3.4%	2.4%
Normalized EBIT	46.7%	43.8%		45.9%	41.1%		46.6%	43.3%		43.2%	42.8%		-1.0%	-21.5%		40.9%	28.8%		44.6%	39.2%
Normalized EBITDA	53.1%	47.6%		56.0%	48.0%		53.6%	47.6%		49.1%	48.8%		9.6%	-9.1%		45.9%	37.2%		51.3%	44.6%

Per Hectoliter - (R$/hl)
Net Sales	179.6	162.5	10.5%	98.9	95.3	3.8%	158.4	144.9	9.3%	117.4	103.3	16.9%	77.5	126.5	-43.3%	316.1	300.4	0.0%	155.2	144.1	8.9%
COGS	(53.6)	(47.1)	6.8%	(41.0)	(37.3)	2.0%	(50.3)	(44.5)	5.8%	(42.6)	(37.0)	16.8%	(50.8)	(81.9)	-42.0%	(95.9)	(104.8)	-12.5%	(51.1)	(47.9)	5.1%
Gross Profit	126.0	115.4	12.0%	58.0	58.0	5.0%	108.2	100.4	10.9%	74.9	66.4	17.0%	26.8	44.7	-45.8%	220.3	195.6	6.7%	104.1	96.3	10.7%
SG&A	(50.3)	(49.3)	3.8%	(19.0)	(24.3)	-22.8%	(42.0)	(42.8)	-0.2%	(23.7)	(21.6)	11.9%	(28.0)	(71.3)	-65.3%	(91.2)	(109.2)	-19.1%	(40.2)	(43.2)	-3.1%
Other operating income/(expenses)	8.2	5.1	-36.7%	6.4	5.5	-3.3%	7.7	5.2	-27.5%	(0.4)	(0.5)	0.4%	0.5	(0.6)	-33.9%	0.1	0.3	-53.7%	5.3	3.4	-27.9%
Normalized EBIT	83.9	71.2	14.2%	45.4	39.1	21.1%	73.8	62.8	15.3%	50.8	44.2	19.6%	(0.8)	(27.3)	nm	129.2	86.7	39.1%	69.2	56.5	19.0%
Normalized EBITDA	95.4	77.3	13.8%	55.4	45.7	15.9%	84.9	69.0	14.1%	57.7	50.4	18.7%	7.4	(11.5)	nm	145.2	111.8	22.2%	79.6	64.2	16.3%

Fourth Quarter 2010 Results March 3, 2011 Page 21

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil									Hila Operations						Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%
Volumes (000 hl)	84,476	76,278	3.4%	29,250	27,120	7.9%	113,726	103,398	10.0%	33,854	33,319	0.7%	6,331	6,398	3.3%	11,232	11,608	-3.2%	165,143	154,722	6.7%

R$ million
Net Sales	14,279.3	12,064.7	18.4%	2,867.3	2,567.4	11.7%	17,146.5	14,632.1	17.2%	3,857.3	3,826.5	16.1%	564.0	782.1	14.9%	3,665.6	3,953.3	-4.9%	25,233.3	23,194.0	13.2%
% of Total	56.6%	52.0%		11.4%	11.1%		68.0%	63.1%		15.3%	16.5%		2.2%	3.4%		14.5%	17.0%		100.0%	100.0%
COGS	(4,167.3)	(3,411.9)	19.9%	(1,253.7)	(999.4)	23.0%	(5,420.9)	(4,411.3)	20.6%	(1,500.3)	(1,490.8)	15.8%	(372.9)	(489.5)	24.2%	(1,154.9)	(1,340.4)	-11.6%	(8,449.0)	(7,731.9)	14.2%
% of Total	49.3%	44.1%		14.8%	12.9%		64.2%	57.1%		17.8%	19.3%		4.4%	6.3%		13.7%	17.3%		100.0%	100.0%
Gross Profit	10,112.0	8,652.8	17.8%	1,613.6	1,568.0	4.5%	11,725.6	10,220.8	15.7%	2,357.0	2,335.8	16.4%	191.0	292.7	0.1%	2,510.7	2,612.9	-1.4%	16,784.3	15,462.1	12.7%
% of Total	60.2%	56.0%		9.6%	10.1%		69.9%	66.1%		14.0%	15.1%		1.1%	1.9%		15.0%	16.9%		100.0%	100.0%
SG&A	(4,258.2)	(3,754.4)	14.0%	(607.7)	(630.0)	-3.8%	(4,865.9)	(4,384.5)	11.5%	(861.3)	(855.1)	16.2%	(317.3)	(471.7)	10.8%	(1,190.9)	(1,308.8)	-6.7%	(7,235.5)	(7,020.1)	8.6%
% of Total	58.9%	53.5%		8.4%	9.0%		67.3%	62.5%		11.9%	12.2%		4.4%	6.7%		16.5%	18.6%		100.0%	100.0%
Other operating income/(expenses)	501.9	392.5	-1.9%	132.3	131.1	-6.1%	634.2	523.6	-2.9%	(13.9)	(14.7)	30.0%	3.1	25.9	-77.6%	1.5	4.4	-64.4%	624.9	539.3	-8.0%
% of Total	80.3%	72.8%		21.2%	24.3%		101.5%	97.1%		-2.2%	-2.7%		0.5%	4.8%		0.2%	0.8%		100.0%	100.0%
Normalized EBIT	6,355.7	5,290.8	19.0%	1,138.2	1,069.1	8.0%	7,493.9	6,359.9	17.1%	1,481.7	1,466.0	16.3%	(123.2)	(153.2)	nm	1,321.3	1,308.6	3.6%	10,173.7	8,981.3	14.6%
% of Total	62.5%	58.9%		11.2%	11.9%		73.7%	70.8%		14.6%	16.3%		-1.2%	-1.7%		13.0%	14.6%		100.0%	100.0%
Normalized EBITDA	7,120.1	5,883.7	18.0%	1,370.6	1,254.6	7.6%	8,490.6	7,138.3	16.2%	1,764.0	1,756.2	15.7%	(55.7)	(58.4)	nm	1,508.1	1,525.0	1.4%	11,707.0	10,361.1	13.5%
% of Total	60.8%	56.8%		11.7%	12.1%		72.5%	68.9%		15.1%	17.0%		-0.5%	-0.6%		12.9%	14.7%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.2%	-28.3%		-43.7%	-38.9%		-31.6%	-30.1%		-38.9%	-39.0%		-66.1%	-62.6%		-31.5%	-33.9%		-33.5%	-33.3%
Gross Profit	70.8%	71.7%		56.3%	61.1%		68.4%	69.9%		61.1%	61.0%		33.9%	37.4%		68.5%	66.1%		66.5%	66.7%
SG&A	-29.8%	-31.1%		-21.2%	-24.5%		-28.4%	-30.0%		-22.3%	-22.3%		-56.3%	-60.3%		-32.5%	-33.1%		-28.7%	-30.3%
Other operating income/(expenses)	3.5%	3.3%		4.6%	5.1%		3.7%	3.6%		-0.4%	-0.4%		0.5%	3.3%		0.0%	0.1%		2.5%	2.3%
Normalized EBIT	44.5%	43.9%		39.7%	41.6%		43.7%	43.5%		38.4%	38.3%		-21.8%	-19.6%		36.0%	33.1%		40.3%	38.7%
Normalized EBITDA	49.9%	48.8%		47.8%	48.9%		49.5%	48.8%		45.7%	45.9%		-9.9%	-7.5%		41.1%	38.6%		46.4%	44.7%

Per Hectoliter - (R$/hl)
Net Sales	169.0	158.2	6.9%	98.0	94.7	3.5%	150.8	141.5	6.5%	113.9	114.8	15.2%	89.1	122.2	-3.7%	326.4	340.6	-1.7%	152.8	149.9	6.0%
COGS	(49.3)	(44.7)	8.0%	(42.9)	(36.8)	13.9%	(47.7)	(42.7)	9.4%	(44.3)	(44.7)	14.9%	(58.9)	(76.5)	2.5%	(102.8)	(115.5)	-8.7%	(51.2)	(50.0)	6.8%
Gross Profit	119.7	113.4	6.4%	55.2	57.8	-3.0%	103.1	98.8	5.3%	69.6	70.1	15.4%	30.2	45.7	-14.0%	223.5	225.1	1.9%	101.6	99.9	5.6%
SG&A	(50.4)	(49.2)	3.0%	(20.8)	(23.2)	-10.8%	(42.8)	(42.4)	1.4%	(25.4)	(25.7)	15.2%	(50.1)	(73.7)	-5.8%	(106.0)	(112.8)	-3.5%	(43.8)	(45.4)	1.8%
Other operating income/(expenses)	5.9	5.1	-14.3%	4.5	4.8	-13.5%	5.6	5.1	-13.9%	(0.4)	(0.4)	28.9%	0.5	4.0	-76.7%	0.1	0.4	nm	3.8	3.5	-15.3%
Normalized EBIT	75.2	69.4	7.3%	38.9	39.4	0.3%	65.9	61.5	6.4%	43.8	44.0	15.4%	(19.5)	(23.9)	nm	117.6	112.7	7.0%	61.6	58.0	7.3%
Normalized EBITDA	84.3	77.1	6.3%	46.9	46.3	-0.3%	74.7	69.0	5.4%	52.1	52.7	14.8%	(8.8)	(9.1)	nm	134.3	131.4	4.8%	70.9	67.0	6.2%

Fourth Quarter 2010 Results March 3, 2011 Page 22

CONSOLIDATED BALANCE SHEET	December 2010	December 2009
R$ million
Assets
Non-current assets
Property, plant and equipment	7,032.3	6,595.1
Goodwill	17,441.8	17,527.5
Intangible assets	1,823.2	1,932.6
Investments in associates	18.5	24.3
Investment securities	208.7	246.9
Deferred tax assets	1,089.8	1,368.5
Employee benefits	20.9	13.7
Trade and other receivables	2,132.1	2,089.3
	29,767.4	29,797.8

Current assets
Investment securities	1,069.3	73.3
Inventories	1,905.2	1,488.1
Income tax receivable	181.2	986.2
Trade and other receivables	3,794.1	3,652.5
Cash and cash equivalents	5,909.3	4,042.9
Assets held for sale	51.8	60.2
	12,910.9	10,303.2

Total assets	42,678.3	40,101.0

Equity and liabilities
Equity
Issued capital	7,613.8	6,832.1
Reserves	16,748.1	11,055.2
Retained earnings	-	4,130.2
Equity attributable to equity holders of AmBev	24,361.9	22,017.5
Non-controlling interests	203.0	278.7
Total Equity	24,564.8	22,296.1

Non-current liabilities
Interest-bearing loans and borrowings	4,164.2	6,460.2
Employee benefits	966.2	767.9
Deferred tax liabilities	548.7	502.2
Trade and other payables	1,343.4	663.6
Provisions	536.1	919.4
	7,558.6	9,313.2

Current liabilities
Bank overdrafts	1.0	18.6
Interest-bearing loans and borrowings	2,606.2	801.1
Income tax and social contribution payable	701.6	1,296.0
Trade and other payables	7,142.9	6,279.9
Provisions	103.0	96.2
	10,554.9	8,491.7

Total liabilities	18,113.5	17,804.9

Total equity and liabilities	42,678.3	40,101.0

Fourth Quarter 2010 Results March 3, 2011 Page 23

CONSOLIDATED STATEMENT OF OPERATIONS	4Q10	4Q09	YTD 10	YTD 09
R$ million

Net sales	7,455.3	6,778.6	25,233.3	23,194.0
Cost of sales	(2,452.4)	(2,251.6)	(8,449.0)	(7,731.9)
Gross profit	5,002.9	4,527.0	16,784.3	15,462.1

Sales and marketing expenses	(1,670.5)	(1,583.8)	(6,038.5)	(5,542.0)
Administrative expenses	(260.6)	(446.4)	(1,196.9)	(1,478.0)
Other operating income/(expenses)	253.2	161.7	624.9	539.3

Normalized EBIT	3,325.0	2,658.5	10,173.7	8,981.3

Special items	(66.5)	(3.5)	(150.8)	196.6

Profit from operations (EBIT)	3,258.5	2,655.0	10,022.9	9,177.9

Net Finance Cost	(75.4)	(164.8)	(319.4)	(982.1)
Share of results of associates	0.2	0.2	0.2	0.7

Profit before tax	3,183.2	2,490.4	9,703.7	8,196.5
Income tax expense	(570.5)	(725.9)	(2,084.4)	(2,208.1)

Profit	2,612.8	1,764.4	7,619.2	5,988.3
Attributable to:	-	-	-	-
Equity holders of AmBev	2,585.8	1,790.9	7,561.4	5,986.0
Non-controlling interest	27.0	(26.5)	57.9	2.3

Nº of basic shares outstanding (millions)	3,089.8	3,082.2	3,092.5	3,077.5
Nº of diluted shares outstanding (millions)	3,102.5	3,086.6	3,102.5	3,082.1

Basic earnings per share – preferred	0.88	0.61	2.58	2.05
Basic earnings per share – common	0.80	0.56	2.34	1.86
Diluted earnings per share– preferred	0.88	0.61	2.57	2.05
Diluted earnings per share– common	0.80	0.55	2.33	1.86

Fourth Quarter 2010 Results March 3, 2011 Page 24

CONSOLIDATED STATEMENT OF CASH FLOWS	4Q10	4Q09	YTD 10	YTD 09

R$ million
Cash Flows from Operating Activities
Profit	2,612.8	1,764.4	7,619.2	5,988.3
Depreciation, amortization and impairment	496.6	360.2	1,567.2	1,376.5
Impairment losses on receivables and inventories	68.8	12.2	137.7	74.7
Additions/(reversals) in provisions and employee benefits	(35.3)	28.6	111.8	119.9
Net finance cost	75.4	164.8	319.4	982.1
Other non-cash items included in the profit	1.2	34.8	62.2	(30.2)
Loss/(gain) on sale of property, plant and equipment and intangible assets	(6.5)	(6.5)	(9.9)	(27.5)
Loss/(gain) on assets held for sale	(9.8)	(2.5)	(11.0)	(2.3)
Equity-settled share-based payment expense	39.1	61.5	120.3	134.7
Income tax expense	570.5	725.9	2,084.4	2,208.1
Share of result of associates	(0.2)	(0.2)	(0.2)	(0.7)
Cash flow from operating activities before changes in working capital and use of provisions	3,812.7	3,143.2	12,001.3	10,823.7
Decrease/(increase) in trade and other receivables	(381.4)	(399.5)	(427.7)	(398.5)
Decrease/(increase) in inventories	(299.3)	(43.7)	(584.1)	190.4
Increase/(decrease) in trade and other payables	881.7	1,053.0	567.0	(98.8)
Cash generated from operations	4,013.7	3,753.0	11,556.4	10,516.8
Interest paid	(257.2)	(270.4)	(674.4)	(1,165.0)
Interest received	143.7	75.9	306.8	158.6
Income tax paid	(188.1)	(250.9)	(1,125.9)	(813.3)
Cash flow from operating activities	3,712.1	3,307.6	10,062.8	8,697.0
Proceeds from sale of property, plant and equipment	36.5	13.3	67.0	88.5
Proceeds from sale of intangible assets	5.1	0.1	5.1	-
Repayments of loans granted	0.4	0.5	1.5	1.5
Disposal of subsidiaries, net of cash disposed	(18.7)	-	(18.7)	-
Acquisition of subsidiaries, net of cash acquired	-	17.8	-	(44.5)
Purchase of non-controlling interest	-	(37.3)	-	(88.9)
Acquisition of property, plant and equipment	(733.2)	(551.1)	(2,169.8)	(1,306.2)
Acquisition of intangible assets	(37.2)	(23.8)	(117.0)	(132.6)
Investment in short term debt securities	(1,067.5)	-	(1,067.5)	-
Net proceeds/(acquisition) of debt securities	43.5	207.5	105.3	(79.6)
Net proceeds/(acquisition) of other assets	18.1	7.0	19.8	10.0
Cash flow from investing activities	(1,752.8)	(366.1)	(3,174.2)	(1,551.9)
Capital increase	(0.0)	0.3	246.4	85.0
Capital increase of non-controlling interests	35.8	-	77.6	-
Share premium	-	-	8.3	-
Proceeds from borrowings	233.5	(62.2)	1,056.3	1,291.6
Proceeds/repurchase of treasury shares	2.3	(3.5)	16.7	34.5
Repayment of borrowings	(204.1)	(287.3)	(1,252.7)	(3,779.7)
Cash net finance costs other than interests	32.1	(67.1)	23.3	7.8
Payment of finance lease liabilities	(2.7)	(3.0)	(6.7)	(7.7)
Dividends paid	(3,990.5)	(2,312.8)	(5,030.8)	(3,560.5)
Cash flow from financing activities	(3,893.6)	(2,735.5)	(4,861.6)	(5,929.0)
Netincrease/(decrease) in cash and cash equivalents	(1,934.3)	206.0	2,027.0	1,216.2
Cash and cash equivalents less bank overdrafts at beginning of period	7,886.3	3,851.8	4,024.3	3,280.0
Effect of exchange rate fluctuations	(43.8)	(33.5)	(143.0)	(471.9)
Cash and cash equivalents less bank overdrafts at end of period	5,908.3	4,024.3	5,908.3	4,024.3

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer